Exhibit 99.2

ATIF HOLDINGS LIMITED

PROXY FOR ANNUAL GENERAL MEETING

(This Proxy Is Being Solicited by the Board of Directors)

July 25, 2022

Please date, sign and mail your proxy in the envelope provided as soon as possible.

KNOW ALL MEN BY THESE PRESENTS, that the undersigned shareholder of ATIF Holdings Limited hereby nominates, constitutes and appoints Jun Liu and Yue Ming, and each of them (with full power to act alone), true and lawful attorneys, agents and proxies, with power of substitution to each, to attend the Annual General Meeting of said Company to be held at 25391 Commercentre Dr., Ste 200, Lake Forest, CA 92630 - 8880 on Monday, July 25, 2022, at 10:00 a.m., local time, and any adjournments thereof, and to vote or otherwise act in respect of all the ordinary shares of said Company that the undersigned shall be entitled to vote, with all powers the undersigned would possess if personally present, upon the following matters:

1.	ELECTION OF DIRECTORS

(a)	RESOLVED, that the election of Mr. Jun Liu as a director of the Company, to serve until our next general meeting of shareholders and until his successor is duly elected, be, and hereby is, approved in all respects.	FOR ☐	AGAINST ☐	ABSTAIN ☐

(b)	RESOLVED, that the election of Ms. Yue Ming as a director of the Company, to serve until our next annual general meeting of shareholders and until her successor is duly elected, be, and hereby is, approved in all respects.	FOR ☐	AGAINST ☐	ABSTAIN ☐

(c)	RESOLVED, that the election of Mr. Kwong Sang Liu as a director of the Company, to serve until our next annual general meeting of shareholders and until his successor is duly elected, be, and hereby is, approved in all respects	FOR ☐	AGAINST ☐	ABSTAIN ☐

(d)	RESOLVED, that the election of Mr. Yongyuan Chen as a director of the Company, to serve until our next annual general meeting of shareholders and until his successor is duly elected, be, and hereby is, approved in all respects.	FOR ☐	AGAINST ☐	ABSTAIN ☐

(e)	RESOLVED, that the election of Ms. Lei Yang as a director of the Company, to serve until our next annual general meeting of shareholders and until her successor is duly elected, be, and hereby is, approved in all respects	FOR ☐	AGAINST ☐	ABSTAIN ☐

2.	RATIFICATION OF THE APPOINTMENT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

	RESOLVED that, as an ordinary resolution, the appointment of ZH CPA, LLC as the independent registered public accounting firm for the fiscal year ending July 31, 2022, be ratified.	FOR ☐	AGAINST ☐	ABSTAIN ☐

The proxy holders may also conduct such other business as may properly come before the meeting or any adjournment or postponement thereof.

THIS PROXY, WHEN PROPERLY EXECUTED, WILL BE VOTED IN THE MANNER DIRECTED HEREIN BY THE UNDERSIGNED SHAREHOLDER(S). IF NO DIRECTION IS MADE, THIS PROXY WILL BE VOTED FOR PROPOSAL 1 AND FOR PROPOSAL 2.

THIS PROXY IS REVOCABLE AND SOLICITED ON BEHALF OF THE BOARD OF DIRECTORS.

TO VOTE ONLINE: www.transhare.com click on Vote Your Proxy

Enter Your Control Number:

TO VOTE BY EMAIL: Please sign, date and email this proxy card to: Anna Kotlova at akotlova@bizsolaconsulting.com

TO VOTE BY FAX: Please sign, date and fax this proxy card to 1.727. 269.5616

TO VOTE BY MAIL: Please sign, date and mail to

Anna Kotlova

Transhare Corporation

Bayside Center 1

17755 US Highway 19 N

Suite 140

Clearwater FL 33764

Dated: ______________

Shareholder #:
(Signature of Shareholder)

NOTES ON EXECUTION:

1	If you are an eligible member and a natural person, the appointment of your proxy must be in writing and signed by you or your authorised attorney.
2	If you are an eligible member and a corporation, the appointment of your proxy must be in writing and executed in any of the following ways: (i) under the corporation's common seal; (ii) not under the corporation's common seal but otherwise in accordance with its articles of association; or (iii) under the hand of the corporation's authorised attorney. If the proxy card is executed by a corporation otherwise than under its common seal an extract of its articles that evidences that it may be duly executed in that way must be included with the card.
3	If signing as attorney, executor, administrator, trustee or guardian, please give your full title. If there is more than one trustee, all trustees must sign. If there are joint owners, all joint owners must sign. If the proxy form is signed by your attorney the authority under which it was signed or a notarially certified copy of the authority must be included with the card.
4	The Company will accept an electronic record of your proxy if the original is in writing and signed one of the ways referred to above, together with any supporting documentation required..